Exhibit 99.2

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. The voting polls will be open until 11:59 p.m. (Eastern Time) May 28, 2026.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE IN PERSON

If you would like to vote in person, please attend the 2026 Annual General Meeting of Shareholders to be held on Monday, June 1, 2026, at 10:00 a.m. (Israel time), at the offices of the Company’s Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2026 Annual General Meeting of Shareholders Proxy Card - ParaZero Technologies Ltd.

☐ DETACH PROXY CARD HERE TO VOTE BY MAIL ☐

The Board of Directors recommends a vote “FOR” all listed Proposals.

1. Re-election of Class III Directors

To re-elect the Company’s currently serving Class III directors, Mr. Moshe Revach and Mr. Yigal Shtief, to serve as Class III directors of the Company until the third annual meeting following their election, or until each ceases to serve in his office in accordance with the provisions of the Company’s Amended and Restated Articles of Association (the “Articles of Association”) or any law, whichever is the earlier.

Mr. Revach	☐ FOR	☐ AGAINST	☐ ABSTAIN

Mr. Shtief	☐ FOR	☐ AGAINST	☐ ABSTAIN

2. Extension of an Approval of a Reverse Split of the Company’s Ordinary Shares

To approve a reverse share split of the Company’s issued and outstanding ordinary shares, NIS 0.02 par value per share, in the range of a ratio between 1:5 and 1:20, such that, depending on the ratio, every five ordinary shares and up to twenty ordinary shares shall be converted into one ordinary share with such par value to be adjusted proportionally, to be effected at the discretion of, and at such ratio and on such date to be determined by the board of directors (the “Board”), but not later than 18 months after the date of the Meeting, and to approve conforming amendments to the Company’s Articles of Association to reflect such reverse share split.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. Approval of an Amendment to the Compensation Terms of the Company’s Executive Chairman, Including Monthly Fee, RSUs Grant, and Bonus

To approve an amendment to the compensation terms of the Company’s Executive Chairman as follows: (i) an increase of the monthly fee from $10,000 plus VAT to $20,000 plus VAT; (ii) a grant of restricted share units (“RSUs”); and (iii) a grant of a one-time special bonus in the amount of $50,000 plus VAT, all as further described in the Proxy Statement, in excess of the limitations set forth in the Company’s compensation policy (the “Compensation Policy”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

4. Approval of a Grant of RSUs to the Non-Executive Members of the Board

To approve the grant of RSUs to each of the Company’s non-executive directors, as further described in the Proxy Statement, in excess of the limitations set forth in the Compensation Policy.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5. Approval of a Grant of RSUs and Options to the Company’s Chief Executive Officer

To approve the grant of RSUs and options to the Company’s Chief Executive Officer, as further described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6. Appointment of Company’s auditors for fiscal year 2026

To approve the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent auditors for the fiscal year ending December 31, 2026 (the “Auditors”), and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditors remuneration.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Note: To transact such other business as may properly come before the Meeting or any adjournment thereof.

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT a “controlling shareholder” and do not have a “personal interest” in any of the above proposals. If you are a “controlling shareholder” or you do have a “personal interest” (both as such terms are referred to in the proxy statement) in any of the above proposals, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposals No. 3, 4 and 5).

(TO BE SIGNED ON REVERSE)

PARAZERO TECHNOLOGIES LTD.

2026 Annual General Meeting of Shareholders

June 1, 2026 10:00 AM Israel Time

At 20 HaHarash Street, Tel Aviv, 6761310 Israel

☐ DETACH PROXY CARD HERE TO VOTE BY MAIL ☐

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Amitay Weiss, Ariel Alon and Regev Livne or any of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ParaZero Technologies Ltd that the shareholder(s) is/are entitled to vote at the 2026 Annual General Meeting of Shareholders to be held on Monday, June 1, 2026, at 10:00 a.m. (Israel time), at the offices of the Company’s Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel, and any adjournment or postponement thereof.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT IS NOT A “CONTROLLING SHAREHOLDER” AND DOES NOT HAVE A “PERSONAL INTEREST” (AS SUCH TERMS ARE REFERRED TO IN THE PROXY STATEMENT) IN THE APPROVAL OF PROPOSALS 3, 4 AND 5 CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THESE PROPOSAL. IF YOU BELIEVE THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSALS NO. 3, 4 AND 5, PLEASE NOTIFY REGEV LIVNE, THE COMPANY’S CHIEF FINANCIAL OFFICER, AT C/O 1 HATACHANA ST., KFAR SABA, ISRAEL, TELEPHONE: +972-3-688-5252, OR EMAIL OFFICE@PARAZERO.COM.

PLEASE SEE THE COMPANY’S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A “CONTROLLING SHAREHOLDER” OR HAS A “PERSONAL INTEREST”.

This proxy, when properly executed, will be voted as directed herein. If no direction is given, to the fullest extent permitted under applicable law, this proxy will be voted FOR all items on the agenda, and, in the discretion of the proxies, upon such other business as may properly come before the 2026 Annual General Meeting of Shareholders.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *	AC: ACCT999	90.00

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